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SEC FILE NUMBER
000-27999

CUSIP NUMBER
31787A101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 29, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Finisar Corporation

Full Name of Registrant
N/A

Former Name if Applicable

1389 Moffett Park Drive

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94089

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced and as described in the current report on Form 8-K of Finisar Corporation (the “Company”) filed on November 30, 2006, the Company has engaged in a voluntary review of stock option grants made since the Company’s initial public offering on November 11, 1999. The review was initiated by senior management, and a further investigation has been conducted by the Audit Committee of the Company’s Board of Directors. The initial findings of the Audit Committee’s investigation were described in a press release filed by the Company with a Form 8-K report on June 12, 2007. Based on the results of its investigation, the Audit Committee concluded that the measurement dates for certain stock option grants differed from the recorded grant dates for such awards and that the Company will need to restate its historical financial statements to record non-cash charges for compensation expense relating to these past stock option grants and the tax impact related to such adjustments. The Company’s management is working with its auditors to confirm the amount of the non-cash charges for compensation expenses, the resulting tax impact (which may result in additional cash tax liabilities), and the accounting impact on its financial statements for each fiscal period going back to fiscal 2000. The Company intends to complete its assessment and announce the results at the earliest practicable date. Although the amounts of the charges have not been determined at this time, such charges will likely be material with respect to prior fiscal periods from 2000 through 2007.

Until the Company completes its assessment, it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended July 29, 2007. The Company intends to file its Form 10-Q Report as soon as practical following the completion of its assessment of the accounting impact on its financial statements, but will not be in a position to make such filing by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen K. Workman, Senior Vice President, Finance and Chief Financial Officer;	(408)	548-1000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q Report for the quarter ended October 29, 2006
Form 10-Q Report for the quarter ended January 28, 2007
Form 10-K Report for the fiscal year ended April 30, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced certain preliminary financial results for the quarter ended July 29, 2007, including revenues and quarter-end balance sheet data in a press release filed with a Form 8-K report on September 4, 2007. As noted in the press release, the Company’s revenues decreased slightly from revenues in the corresponding period in the prior fiscal year. Due to the ongoing investigation described in Part III above, the Company cannot provide a reasonable estimate and comparison of its full results of operations at this time.

FINISAR CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 11, 2007	By	/s/ Stephen K. Workman

Stephen K. Workman, Senior Vice President,
Finance and Chief Financial Officer